(m)(1)(i)

May 1, 2015

Voya Variable Products Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under Third Amended and Restated Shareholder Services Plan for the Class S Shares

Ladies and Gentlemen:

By this letter dated May 1, 2015, we have agreed to waive a portion of the shareholder services fee payable to us under the Third Amended and Restated Shareholder Services Plan for Class S shares (the “Plan”) of Voya MidCap Opportunities Portfolio (the “Portfolio”), a series of Voya Variable Products Trust, in the amount of 0.05% per annum on the average daily net assets attributable to Class S shares of the Portfolio as if the shareholder services fee specified in the Plan were 0.20%. By this letter, we agree to waive that fee for the period from May 1, 2015 through May 1, 2016.

With respect to the Portfolio, this waiver is solely applicable in connection with the maximum operating expense limitation for Class S shares of the Portfolio, as set forth in the Expense Limitation Agreement between Voya Investments, LLC and Voya Variable Products Trust dated November 18, 2014 and not during such time as the side letter agreement dated May 2, 2010, as amended or renewed, setting forth an expense limitation with respect to Class S shares remains in effect.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Variable Products Trust.

[Remainder of Page Intentionally Blank]

May 1, 2015

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Variable Products Trust

(on behalf of Voya MidCap Opportunities Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President